SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, California 95050

November 21, 2019
Via Email and Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn:     Jeffrey Gabor

RE:	SI-BONE, Inc.
Registration Statement on Form S-3
File No. 333-234679
Ladies and Gentlemen:
SI-BONE, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on November 25, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable thereafter.
Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Hemington of Cooley LLP, counsel to the Registrant, at (650) 843-5062, or in his absence, Brett White at (650) 843-5191.

Very truly yours,

SI-BONE, Inc.

By:	/s/ Jeffrey W. Dunn
Name:	Jeffrey W. Dunn
Title:	President and Chief Executive Officer

cc:	Michael A. Pisetsky, SI-BONE, Inc.
Matthew B. Hemington, Cooley LLP
Brett D. White, Cooley LLP